[LETTEHEAD OF CYBERLUX CORPORATION]

                               November 14 , 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         RE:   CYBERLUX CORPORATION
               APPLICATION FOR WITHDRAWAL OF REGISTRATION
               STATEMENT ON FORM SB-2
               FILE NO.: 333-109993

Dear Sirs:

         Please be advised that Cyberlux Corporation (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on October27, 2003 (File No. 333-109993) (the "Registration Statement"). This application for withdrawal is made due to the fact the Registrant has arranged for private financing. The Registrant intends to file a new registration statement with the Commission upon completion of the private financing. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

         If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact John W. Ringo, Secretary and Corporate Counsel for the Registrant at (770) 952-1904.

                                            Very truly yours,

                                            Cyberlux Corporation


                                            By: /s/ Donald F. Evans
                                                --------------------------------
                                                Donald F. Evans
                                                President